Longduoduo Company Limited

June 29, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracie Mariner
Mary Mast Gary Guttenberg Tim Buchmiller

Re:	Longduoduo Company Limited

Amendment No. 3 to Registration Statement on Form S-1 Filed June 8, 2022

File No. 333-260951

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) is hereby responding to the comment letter dated June 16, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form S-1 filed June 8, 2022

Plan of Operations

Results of Operations

Nine months Ended March 31, 2022 Compared to Nine months Ended March 31, 2021, page 30

1.	We note that advertising and promotion expenses in the nine months ended March 31, 2022 of $1,068,860 decreased from the amount disclosed in the prior amendment for the six months ended December 31, 2022 of $6,641,527. You separately break out stock- based compensation on the face of the Statement of Operations. If the nature of the stock- based compensation relates to selling, general and administrative expense, please revise to include the amount in the selling, general and administrative expense line item on the Statement of Operations pursuant to Staff Accounting Bulletin 14:F. Otherwise, please advise.

Response: We have revised the pages 30 and F-19 of the registration statement to address the foregoing comment.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Zhou Hongxiao
Zhou Hongxiao, Chief Executive Officer and Director
(Principal Executive Officer)